Global Acquisitions Corp
(AASP: OTC)

Disclaimers and Forward-Looking Statements

The information set forth in this Presentation contains forward-looking statements. Forward-looking statements include all statements that do not relate solely to historical or current facts, including, but not limited to, statements regarding future operations, financial results, cash flows, costs and cost management initiatives, plans, expectations, projections, timelines, and operational and strategic initiatives, and can also be identified by the use of words like "will", "may," "can," "could," "should," "predict," "aim," "potential," "continue," "opportunity," "intend," "goal," "estimate," "expect," "expectations," "project," "projections," "plans," "anticipates," "believe," "think," "confident," "scheduled," or similar expressions. Readers should not place undue reliance on these forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors. These risk factors and others are included from time to time in documents Global Acquisitions Corp (the "Company") files with the Securities and Exchange Commission (SEC), including, but not limited to, its Form 10-Ks, Form 10-Qs and Form 8-Ks and other filings with the SEC, available at the SEC's website at www.sec.gov. Other unknown or unpredictable factors also could have material adverse effects on Global Acquisitions Corp's future results.

Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, Global Acquisitions Corp's business, plans, prospects, financial condition, liquidity, cash flows, projections and results could differ materially from those expressed in any forward-looking statement. While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. Any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise over time, and it is not possible for us to predict the occurrence of those matters or the manner in which they may affect us. Except as required by law, Global Acquisitions Corp expressly disclaims any obligation or undertaking to update any forward-looking statements to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.

This Presentation has been prepared by the Company, with market information provided by various third-party sources, none of which has been commissioned by the Company. This Presentation is being delivered to prospective parties with the understanding that all prospective parties will conduct their own independent investigation of those matters which they deem appropriate without reliance upon the Company or any materials set out in this Confidential Presentation. The Company has not independently verified any of the third-party information contained herein and makes no representations or warranties as to the accuracy or completeness thereof.

The information set forth herein does not constitute an offer to sell or the solicitation of an offer to buy any securities of the Company, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.

THE BASELINE: Our Mission

Global Acquisitions Corp aims to become a dynamic leader in sports entertainment, content, and media. We believe that we are uniquely positioned to build a premier brand in court sports, including pickleball and padel - two sports which are currently experiencing significant growth.[1,2] Our strategy is centered on working to consolidate, promote, and grow the highly opportunistic industry through various organic and transactional efforts.

We believe our publicly traded structure is ideal to build and support a successful brand in the fast-growing court sports industry. As a public company, Global expects to provide a way for the investing public to participate in this exciting and rapidly growing space.

Sources:
[1] Sports and Fitness Industry Association [SFIA], Pickleball Single Sport Report 2022
[2] International Federation of Padel [FIP], World Padel Report 2024

GLOBAL ACQUISITIONS CORP

We believe that we are uniquely positioned to build value as a sports entertainment, content, and media company and to unify multiple market segments under one brand.

"Streaming platforms are now looking to get in early on the next big thing rather than ending up in a bidding war for a sport that has hit the mainstream."

- Barrons[1]

- We plan to create and manage unique content, building sports communities around entertainment, media, wellness, education, commerce, and charitable efforts.

- By identifying opportunities for co-branding, partnering, and acquisition, we plan to develop trusted brands in sports entertainment and bring them together under the Global Acquisitions Corp brand.

- Our planned business model is designed around proprietary and curated content supported by sponsorships, brand relationships, live event hosting, e-commerce and merchandising, and licensing and media rights.

Source:
[1] Barrons, 2022

PICKLEBALL: Our Immediate Focus

Global Acquisitions Corp plans to position itself to become a leader in the global pickleball community, developing and encouraging positive social & wellness for all ages.



- **Explosive Growth:** Pickleball is among the fastest growing sports in the US and globally for 3 consecutive years at a rapid growth rate of 223.5% in the United States.[1] There are an estimated over 36.5 M pickleball players in the US and the pickleball equipment market was estimated to be worth $65B in 2022 with an expected CAGR of 9%, and expectations to grow to over $155B by 2033.[2]

- **Broad Appeal:** The sport's accessibility and low barrier to entry have contributed to its widespread explosion in popularity. Pickleball's growth is not confined to any single demographic but spans age groups, genders, and socioeconomic backgrounds.[3]

- **Opportunity for Consolidation:** The explosion in growth has led the pickleball market to multiple individual players between facilities, leagues, broadcasts, retailers, and communities. We believe there is no dominant incumbent brand in the market.

- **Younger Audience:** While the sport has traditionally been popular among older adults, recent trends show an increasing number of younger players. The average age of a pickleball player has decreased from 41 to 38.1 years as younger generations discover the sport.[4]

- **Gender Balance:** Pickleball has nearly a 50/50 split between male and female players and accommodates mixed-gender pairings, which is rare in many sports. This gender balance contributes to the sport's broad-based growth.[5]

- **Market Tipping Point:** With our goal of successfully launching our brand in the pickleball industry, we plan to establish ourselves with a strong foothold in a rapidly growing global market, build strong commercial and partner networks for distribution and develop consumer trust, enabling our brand to accelerate growth into new community opportunities across additional sports.

Sources:
[1, 3, 4, 5] SFIA, 2022
[2] Fact.MR, Pickleball Equpiment Market, 2023

Our Gameplan: ABC

Acquire, Build, and Create

- Acquire, build and/or create physical facilities, leagues, tournaments, events, social communities, and merchandisers.

- Develop strategic relationships with "Best of Class" operators and developers in key segments within the pickleball and padel communities through co-branding and acquisition opportunities.

- Develop our "ACE Program" of certifying facilities, social media communities, content creators, coaches, third-party leagues, and events under a planned marketing brand.

- Create and distribute proprietary and curated content through various media channels.

- IP development and collaboration.

- Charitable initiatives through our planned Pickleball for All program.

Ambassadors of Certified Excellence: Our Planned ACE Partnership Program
We plan to offer co-branding opportunities to best of class facilities and partners to cross collaborate and promote aligned engagement.



ACE Court Facilities

We plan to evaluate facilities to be branded an Ambassador of Certified Excellence (ACE) facility, present them with official credentials and promote them. They will be sanctioned to host official events, leagues, and tournaments.



ACE Creatives

We plan to certify ACE status to selected content creators. We plan to promote and provide exclusive content to them and for them to in turn market Global Acquisitions Corp.



ACE League

We plan to work to create an ACE League Tournament made up of the approved ACE facilities to host local events with winners advancing to a major event ACE League Championship in Las Vegas.



ACE Coaching

We plan to identify top talent to be certified as ACE Coaches who will host official ACE Clinics, one-on-one coaching sessions, and kids camps.

ADVANTAGE GLOBAL

Tennis legend Andre Agassi, a major beneficial owner of stock in Global, has become a central force in growing pickleball worldwide. Global and Agassi are coordinating efforts to bring additional value to his existing and future relationships, which we believe gives us a unique opportunity to become a significant player in this rapidly emerging and expanding sport.





The Kitchen
JOOLA
ANDRE AGASSI
SIGNS WITH JOOLA
On the 30th anniversary of his first US Open win, former world #1 tennis player Andre Agassi is signing with JOOLA. Together, they plan to launch a new groundbreaking line of top-tier pickleball equipment. "Pickleball is not just a sport; it's a community," says the 8-time major champion and Olympic gold medalist.
FOR MORE GO TO THEKITCHENPICKLE.COM

Tennis Legend Andre Agassi Named Inaugural Chair of Life Time Pickleball and Tennis Board to Guide Future Growth, Programming and Community

LIFE TIME





WELCOMING DUPR INVESTORS
David Kass
Andre Agassi
Jay Farner
Blane Walter
RAINE Gordon Rubenstein
Raine Ventures
Brian Yeager

- With an exalted career that includes eight Grand Slam titles and an Olympic gold medal, Andre Agassi is an internationally respected sports icon beyond the world of tennis.
- In February 2024, Agassi was named Inaugural Chair of Pickleball and Tennis for Life Time Fitness (NYSE: LTH).
- In January 2024, Agassi, alongside a group of investors, invested $8M to acquire an interest in DUPR, the premier global pickleball rating system and technology platform, trusted and used by the world's leading clubs, tournaments, leagues and players.
- In August 2024, Agassi and Joola, a global leader in pickleball and table tennis, announced a partnership to launch a line of pickleball equipment and accessories.

Sources:
https://www.dupr.com/post/andre-agassi-david-kass-and-raine-ventures-acquire-controlling-interest-in-dupr-invest-dollar8m
https://news.lifetime.life/2024-02-27-Tennis-Legend-Andre-Agassi-Named-Inaugural-Chair-of-Life-Time-Pickleball-and-Tennis-Board-to-Guide-Future-Growth,-Programming-and-Community
https://joola.com/blogs/updates/andre-agassi-and-joola-announce-landmark-partnership-to-elevate-pickleball

The goal of our platform will be to unite sports participants, enthusiasts, and fans in a vibrant community where passion and camaraderie thrive.



Unique Content

From major events with global audiences, to recreational fun that drives local connections, participation and interest, Global plans to offer unique content to grow and connect with our target audiences.



Branded Communities

Following a successful launch in pickleball and padel, Global will consider launching new sports initiatives and content to grow our audience, broaden the scope and appeal of our brand and create additional Global communities.



Global A-List Leadership

We believe that we are uniquely positioned with a world-class team consisting of entrepreneurial, business and sports expertise.



Philanthropic & Education

Global plans to create and lead a "Pickleball for All" charitable initiative, co-branding with leading brands to introduce Pickleball to inner cities, rural, underserved communities, and schools by making courts, equipment, and coaching accessible to everyone.

Pickleball For All: "It's Fun Having Fun"



- Global plans to launch a "Pickleball for All" charitable initiative to introduce, grow, and develop pickleball in underserved and disadvantaged communities across the United States.

- We expect to work with best of class brands to provide access to our "Fun for Free" courts and equipment in public parks, schools, and other locations that will serve as home courts to communities across the country for social wellness, practice, learning, and pickleball fun for all.

- We plan to work with select merchandisers and retailers to create quality equipment and offer merchandise at price points which will appeal to beginners and families, with a portion of the revenue to be reinvested into the Pickleball for All program.

Compete, Participate, Cheer, Observe – We Cover the Court
Global Acquisitions Corp plans to serve up an aggressive strategy to build our brand and impact across key market entry points and segments.

- **Facility Development:** The growing popularity of pickleball has spurred the need for investment in new facilities. Communities are converting tennis courts to pickleball courts, and private clubs are adding dedicated pickleball spaces to accommodate the rising demand. It is estimated an additional 25,000+ courts will need to be built in the US alone to meet future demand.[1]

- **Professional Growth:** Pickleball's professional circuit, including the Professional Pickleball Association (PPA) and Major League Pickleball (MLP), is growing rapidly.[2] Prize money for tournaments is increasing, with major events attracting sponsorships and media coverage.

- **Media:** Major networks like ESPN and CBS Sports have begun covering major pickleball tournaments, boosting the sport's profile. As the sport grows and leading brands establish themselves, media coverage and exposure is expected to increase. Pickleball focused networks now exist and the Tennis Channel has delivered a pickleball centered platform. Similarly, pickleball content from social media creatives and communities has seen massive growth.[3]

- **Corporate Sponsorship Opportunities:** Pickleball's strong growth, broad demographic appeal and adoption by male and female audiences of all ages provides significant sponsorship opportunities for local, national and global partners.[4]

- **Amateur and Casual Play:** The accessibility of the sport has led to a tremendous increase in amateur leagues and play with over 36.5M pickleball players in the US.[5]

- **Health Impact:** Pickleball combines aerobic exercise with low-impact movements, making it attractive to those seeking to stay active without the strain of higher-impact sports like running or basketball. It offers benefits for cardiovascular health, coordination, and social interaction.[6]

- **Community Building:** One of pickleball's key appeals is its social aspect. Whether in retirement communities or urban clubs, the sport fosters community, making it popular for those who want to combine fitness with socializing.

- **Merchandising:** We expect increasing demand for merchandise in apparel and accessories as new players look for quality and reliability provides branding opportunities.

- **Equipment:** Technological advancements, such as performance-tracking paddles, court reservation systems, and smart courts, could further enhance the player experience and attract a tech-savvy audience. These innovations may contribute to the sport's continued professionalization and appeal.

- **Accessibility:** We plan to lead efforts to develop and promote pickleball in disadvantaged and underserved communities by making Pickleball facilities and equipment accessible to all.

Source:
[1,2,3,4,5,6] SFIA, 2022

GLOBAL ACQUISITIONS CORP IN ACTION

By clearly defining organizational responsibilities, Global anticipates being able to create content, brands, and communities that interact across broad media channels and our own planned proprietary platform to maximize engagement.

Planned Activities	Build Audience & Grow Brand	Monetize
Event Organization	• Host Pro, Amateur, and Celebrity Events • Register Participants • Live and Online Engagement • Merchandising • Develop Rulesets • Coaching and Talent Development	Branding & Co-Branding Live Local & National Events Online Participants & Audience Online Followers & Subscribers Advertising Merchandising Network Distribution Sponsorships PPV & Streaming
Broadcasting & Media	• TV and Media Production • Proprietary Content • Production Management • Podcast Publication • Social Media Marketing • Newsletter Development and Distribution	
Corporate Operations	• Internal Development • Business Analytics • AI Aware and Enhanced • Data Monetization • E-Commerce • Logistics • Reporting	

Capital Structure

- **Global Acquisitions Corporation is a Nevada corporation traded on the OTC Markets Group Inc. Pink Tier under the symbol "AASP". The Company has been publicly traded since 1989.**

- Common Stock
  - Authorized – 500,000,000
  - Issued and Outstanding – 7,153,513
  - Approximate Public Float – 2,200,000
- Preferred Stock
  - Authorized – 5,000,000
  - Issued and Outstanding – None
- Stock Warrants Outstanding
  - 2,975,000 at an exercise price of $0.397 per share
- Stock Options Outstanding
  - None

- Fully Diluted Shares Outstanding – 10,128,513
- Current Ownership Allocation on a Fully Diluted Basis
  - Management & Insiders – 78.3%
  - Public – 21.7%

Leadership

James Askew
Director

James M. Askew is a Houston based entrepreneur and investor. For over 30 years, he has been a founder, director, shareholder and capital markets advisor to various companies, primarily in the energy industry with assets and operations in numerous jurisdictions throughout Africa and The America's.

Most recently, Mr. Askew is the co-founder and advisor to Verde Clean Fuels, Inc. (NASDAQ:VGAS) and Chairman and CEO of Data Gumbo Intelligent Systems, Inc.

Darren Cahill
Advisor

Darren Cahill is a distinguished tennis coach and analyst, celebrated for his strategic acumen and dedication to enhancing player performance. With a robust background as a professional tennis player, including representing Australia in the Davis Cup, Darren has successfully transitioned into coaching elite talent. His notable stints include coaching Grand Slam champions Lleyton Hewitt, Andre Agassi, Simona Halep, and Jannik Sinner, each achieving world No. 1 rankings under his guidance.

As Head Player Development Coach for Adidas (2009-2015), he played a pivotal role in nurturing emerging talent within a collaborative team culture, fostering relationships with players, coaches, and management. Since 2007, Darren has been a key tennis analyst for ESPN, known for his insightful match commentary and engaging broadcast presence.

Darren's contributions to tennis have been recognized through numerous accolades, including the 2023 ATP Coach of the Year and multiple Coaching of the Year awards from Tennis Australia. A committed ambassador for the sport, he continues to shape the future of tennis while inspiring the next generation of athletes.

Ronald Boreta
Chief Executive Officer and Director

Ron Boreta is a Las Vegas based Sports and Entertainment entrepreneur, and currently the President and CEO of Global Acquisitions Corporation. Ron founded a worldwide chain of 75 Golf & Tennis retail stores, created and developed a 42 acre sports theme park on the Las Vegas Strip, and was formally a licensee of Major League Baseball, NASCAR, Callaway Golf and TaylorMade Golf.

Steve Miller
Director

Steve Miller is the Chief Executive Officer of Agassi Graf Holdings, overseeing the operations of three for-profit entities and the Andre Agassi Foundation for Education, managing a financial portfolio exceeding $105 million. A visionary leader, Miller coordinates business strategies, personnel evaluations, and the Agassi Graf Lifestyle Brand, driving both for-profit and nonprofit initiatives.

Miller brings extensive experience to his role, having previously served as CEO of Power Plate International and as President & CEO of the Professional Bowlers Association, where he significantly increased membership and sponsorship. His tenure at Nike included key positions in global sports marketing, during which he managed a $100 million investment in the 2000 Olympic Games.

As Director of Athletics at Kansas State University, Miller transformed a struggling football program into a top contender and oversaw significant facility expansions, He has been recognized as NCAA Coach of the Year five times and is a member of multiple Hall of Fames.

Miller currently chairs the Board of Directors for USA Track & Field and serves on the Board of the Tegla Loroupe Peace Foundation. A sought-after speaker on motivation and leadership, he holds a B.S. in English literature and physical education from Bradley University and an M.S. in physical education and biomechanical analysis from Cal Poly San Luis Obispo. In May 2023, he received an honorary PhD in Humane Letters from Bradley University.

Andre Agassi
Major Shareholder / Advisor

After turning pro at 16, Andre Agassi became a tennis icon, amassing 60 singles titles, including eight Grand Slam championships, during his 20-year career. As a former World No. 1, he was the first male player to win all four Grand Slam titles and an Olympic gold medal, and he contributed to three winning Davis Cup teams. Agassi was inducted into the International Tennis Hall of Fame in 2011.

Rooted in his hometown of Las Vegas, Agassi founded the Andre Agassi Foundation for Education in 1994, focusing on transforming public education. The Foundation opened the Andre Agassi College Preparatory Academy, a tuition-free K-12 public charter school, which has a 100% college acceptance rate for its first senior class. In 2021, operations transitioned to Democracy Prep, now known as Democracy Prep at the Agassi Campus.

Over its 25 years, the Foundation has raised $185 million, with $118 million coming from the Grand Slam for Children fundraising event, which united international starts to raise awareness and support.

After retiring in 2006, Agassi intensified his commitment to education reform and launched a lifestyle business involving endorsements and real estate. His autobiography, Open, became a bestseller, furthering his influence. In 2011, he partnered with Turner Impact Capital to create the Turner-Agassi Charter School Facilities Fund which has opened 122 schools serving over 100,000 students in underserved communities.

Most recently, Agassi launched Square Panda, an award-winning educational technology system for young learners that combines phonics and multi-sensory play to promote reading fluency. He is married to tennis legend Stefanie Graf, and they reside in Las Vegas.

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Global Acquisitions Corp
(AASP: OTC)